Organigram Receives Expanded Cultivation License

Health Canada‐approved expansion triples production capacity, lowers cost of production, improves yields

MONCTON, NB, Feb. 12, 2018 /CNW/ – Organigram Holdings Inc. (TSX VENTURE:OGI) (OTCQB:OGRMF) (the “Company” or “Organigram”), a leading licensed producer of medical marijuana based in Moncton, New Brunswick, is pleased to announce that it has received an expanded cultivation license from Health Canada related to its previously announced Phase 2 expansion.

The scope of the amendment includes approval of the following:

  The entire perimeter of the expanded facility, approximately 150,000 sq ft
  The first ten of Organigram’s new 23 three‐level cultivation rooms
  Improved functional design to facilitate production, including a custom designed potting room, and an automated feed and watering system.

As a result of this approval, cannabis plants were moved into these new rooms on a rolling basis beginning on February 10, 2018. The Company will be in a position to begin staggered harvests from these new rooms by the third week of April. The remaining 13 rooms are expected to come on line by March 10 pending Health Canada approval.

Expansion

With the company’s unique three‐level canopy growing system, the 23 planned cultivation rooms represent an additional 10,800 kg/year of production capacity increasing the Company’s capacity from approximately 5,200 kg/year to an estimated 16,000 kg/year.

“This is an important moment for Organigram” says Greg Engel. “We’ve spent years perfecting threelevel growing technology. We have developed a world‐class cannabis production facility and are proud to be able to offer our medical and adult recreational customers exceptional award winning, high quality product in 2018 and beyond.”

The Phase 3 expansion currently under construction and scheduled to be completed in May of 2018 will see the Company’s production increase to 25,000 kg/annum. A fully‐funded Phase 4 expansion currently scheduled to start construction in April will bring the Company’s production to 65,000 kg/annum in three stages over the next two years.

Efficiency

The Phase 2 expansion also includes significant improvements and efficiencies to the Company’s cultivation and processing systems. Enhancements including a fully automated irrigation system in the Phase 2 grow rooms, automated potting, fully automated waste destruction system and automated packaging lines mean immediate and ongoing cost savings as well as increased yields.

“As a company, we are steadfast in our commitment to applying technology to the efficient production of exceptional cannabis products,” explains Engel. “Our pursuit of best‐in‐class processes reflects our commitment to industry leadership and unprecedented customer value.”

About Organigram Holdings Inc.

Organigram Holdings Inc. is a TSX Venture Exchange listed company whose wholly owned subsidiary, Organigram Inc., is a licensed producer of medical marijuana in Canada. Organigram is focused on producing the highest quality, condition specific medical marijuana for patients in Canada. Organigram's facility is located in Moncton, New Brunswick and the Company is regulated by the Access to Cannabis for Medical Purposes Regulations (“ACMPR”)

. Organigram has been ranked in the top ten Clean Technology & Life Sciences Sector on the TSX Venture Exchange 50.

Forward‐looking statements

This news release contains forward‐looking information which involves known and unknown risks, uncertainties and other factors that may cause actual events to differ materially from current expectations. Important factors ‐ including the availability of funds, consummation of definitive documentation, the results of financing efforts, crop yields ‐ that could cause actual results to differ materially from the Company's expectations are disclosed in the Company's documents filed from time to time on SEDAR (see www.sedar.com). Readers are cautioned not to place undue reliance on these forward‐looking statements, which speak only as of the date of this press release. The Company disclaims any intention or obligation, except to the extent required by law, to update or revise any forward‐looking statements, whether as a result of new information, future events or otherwise.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws and may not be offered or sold within the United States absent such registration or an applicable exemption from such registration requirements.

For more information, visit www.organigram.ca

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For further information, please contact:

Organigram Holdings Inc. Paolo De Luca Chief Financial Officer (416) 661‐0947 paolo.deluca@organigram.ca	Organigram Holdings Inc. Dylan Rogers Director of Investor Relations (506) 801‐8986 drogers@organigram.ca